Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ENTERS INTO POTENTIAL FORWARD SALE AGREEMENT FOR THE 2009-BUILT AFRAMAX TANKER, M/T P. SOPHIA

ATHENS, GREECE, April 7, 2025 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a forward sale and exclusivity agreement with an unaffiliated third party (the “Buyer”). This agreement grants the Buyer exclusive rights to submit a bid for the conversion of the Company’s Aframax tanker, M/T P. Sophia, in an auction for the provision of a Floating Production Storage and Offloading (FPSO) vessel for charter to a national oil company (the “Offshore Project”).

If the Buyer is awarded the Offshore Project by the expiration of the auction on April 5, 2026, the Buyer will purchase the Company’s oldest vessel, the 2009-built M/T P. Sophia, for delivery within a maximum of 120 days for a gross sale price of US$36,050,000. Additionally, if the vessel is delivered to the Buyer on or before September 30, 2025, the gross sale price will be increased by US$1,000,000. During the exclusivity period, the Company may freely operate the vessel but is restricted from selling it to any other party until the conclusion of the Offshore Project auction in April 2026.

Commenting on this agreement, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The Offshore Project pertains to the conversion of M/T P. Sophia into an FPSO and is unrelated to the prevailing level of tanker charter rates and vessel values. The decision to enter into this potential forward sale was based on the vessel’s particular specifications and suitability for the conversion. This agreement enables the Company to generate cashflow from operations for the foreseeable future while securing an eventual sale at a very firm price, solely contingent on the Buyer’s success at the auction and not comparable vessel values at the time.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.